SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377 and 333-116964.

                                 RADVision Ltd.

6-K Items

1. Press release re RADVISION Reports Second Quarter 2005 Results dated July 19, 2005.

                                                                          ITEM 1

Press Release                                             Source: RADVISION Ltd.

RADVISION Reports Second Quarter 2005 Results

Tuesday July 19, 8:16 am ET

FAIR LAWN, N.J.--(BUSINESS WIRE)--July 19, 2005--RADVISION (Nasdaq: RVSN - News) today announced that revenues for the second quarter of 2005 were $17.5 million, versus a forecast of $18.0 million, representing an 11% increase from the second quarter of 2004.

Operating income for the second quarter of 2005 increased to $2.2 million, as forecasted, from $688,000 in the 2004 second quarter.

Net income for the 2005 second quarter was $2.9 million or $0.13 per diluted share, versus a forecast of $2.7 million or $0.12 per diluted share, compared with $1.1 million or $0.05 per diluted share reported in the 2004 second quarter.

Business Unit revenues for the second quarter of 2005 consisted of $11.9 million in Networking Business Unit (NBU) sales and $5.6 million in Technology Business Unit (TBU) sales, representing increases of 5% and 27%, respectively, over the second quarter of 2004.

For the first six months of 2005, revenues were $33.8 million, operating income was $4.1 million and net income was $5.4 million or $0.24 per diluted share. For the first half of 2004, revenues were $30.0 million, operating income was $995,000 and net income was $1.8 million or $0.09 per share.

The Company ended the second quarter of 2005 with approximately $112.4 million in cash and liquid investments, an increase of $5.1 million over Q1 2005, and equivalent to $5.35 per basic share. The increase reflects cash flow of $3.7 million from operations and income of $1.9 million from the exercise of options, offset by $500,000 in capital expenditures.

Gadi Tamari, Chief Executive Officer, commented: "In the second quarter we stayed focused on all our markets- on desktop, 3G and in the traditional room conferencing market as well as in the developer market.

"In desktop, we achieved good initial sales in the U.S. federal market of Click to Meet(TM), which we acquired in March, as well as in the commercial markets in Asia Pacific and EMEA. Going forward, our primary goal is to integrate Click to Meet(TM) technology and sell it within Microsoft solutions. During the quarter, we demonstrated it in China and the U.S. In addition, we are integrating Click to Meet with our ViaIP platform for comprehensive room/desktop/3G solution."

"Our 3G hardware revenues were solid in the second quarter, still mainly from trials and pilots. We expect that market to develop more in the future, by which time we expect our revenues to ramp up significantly. Our positive expectations are reaffirmed by both the growing number of Service Provider trials and deployments as well as the growing demand for our 3G developer products in the TBU.

"Our TBU also made additional inroads with our chipset and telecom equipment customers in the second quarter as our toolkits increasingly win against open source-based internal development.

"In the room conferencing market, our sales through Cisco exceeded our expectations in the second quarter. However, sales in our other traditional channels in the U.S., except for federal, were below the level expected. We have named a new VP of NBU Sales for the Americas to drive growth in our channel sales. We also intend to increase our share of the room conferencing market by working with major partners such as Aethra, with whom we announced an important new agreement today. Aethra is one of the largest videoconferencing suppliers in the world. We already announced a similar relationship with Sony, one of the top four suppliers in this market."

Mr. Tamari concluded: "We see increasing market validation that our vision of the personal multimedia communications market was right from the start. We will continue focusing on enabling that market and executing our plan."

Guidance

The following statements are forward-looking, and actual results may differ materially.

The Company expects third quarter 2005 revenues to be approximately $18.5 million and net income to approximate $3.4 million or $0.15 per diluted share. This compares to third quarter 2004 revenues of $16.7 million and net income of $1.4 million or $0.07 per diluted share. (Full details are available on the Company's web site at www.radvision.com.)

Second Quarter 2005 Earnings Conference Call/Webcast

RADVISION will hold a conference call to discuss its second quarter 2005 results and third quarter outlook, today, Tuesday, July 19, 2005 at 9:00 a.m. (Eastern). To access the conference call, please dial 1-888-455-9744 (International dialers can call +1-210-234-0002) by 8:45 a.m. The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available in the Investor Relations section of the company's website at www.radvision.com and archived on the site until the next quarter. Simply point to Corporate Information and click on Investors.

A PowerPoint presentation highlighting key financial metrics as well as the third quarter 2005 estimate also will be available in the Investor Relations section of the company's website. The presentation will be available beginning at 8:00 a.m. (Eastern) on July 19th and will be archived on the website until the end of the third quarter. A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on July 26th. To access the replay, please dial 1-888-562-2893 (International dialers can call +1-402-530-7604).

About RADVISION

RADVISION Ltd. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information, please visit our website at www.radvision.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                                 RADVISION LTD.
                        Consolidated Statements of Income
               (U.S. Dollars in thousands, except per share data)

                      Three months ended         Six months ended
                           June 30,                  June 30,
                   ------------------------- -------------------------
                          2005         2004         2005         2004
                    -----------  -----------  -----------  -----------
                                        Unaudited
                   ---------------------------------------------------
Revenues           $    17,473  $    15,705  $    33,753  $    29,966
Cost of revenues         3,103        3,398        5,879        6,495
                    -----------  -----------  -----------  -----------

Gross profit            14,370       12,307       27,874       23,471
                    -----------  -----------  -----------  -----------

Operating costs
 and expenses:
  Research and
     development         5,054        4,282        9,709        8,062
  Marketing and
     selling             6,006        6,127       11,763       11,964
  General and
     administrative      1,152        1,210        2,311        2,450
                    -----------  -----------  -----------  -----------
Total operating
 costs and expenses     12,212       11,619       23,783       22,476
                    -----------  -----------  -----------  -----------

Operating profit         2,158          688        4,091          995
Financial income, net      768          432        1,329          844
                    -----------  -----------  -----------  -----------

Income before taxes      2,926        1,120        5,420        1,839
Taxes on income            (30)           -          (30)           -
                    -----------  -----------  -----------  -----------

Net income         $     2,896  $     1,120  $     5,390  $     1,839
                    ===========  ===========  ===========  ===========

Basic net earnings
 per Ordinary
 share             $      0.14  $      0.06  $      0.26  $      0.09
                    ===========  ===========  ===========  ===========

Weighted Average
 Number of Shares
 Outstanding
 During the Period
 - Basic            20,994,973   19,710,729   20,854,595   19,597,463
                    ===========  ===========  ===========  ===========

Diluted net
 earnings per
 Ordinary share    $      0.13  $      0.05  $      0.24  $      0.09
                    ===========  ===========  ===========  ===========

Weighted Average
 Number of Shares
 Outstanding
 During the Period
 - Diluted          22,020,946   21,400,404   22,027,068   21,483,594
                    ===========  ===========  ===========  ===========

                                 RADVISION LTD.
                           Consolidated Balance Sheet
                      (U.S. Dollars in thousands)

                                          June 30,  December 31,
                                            2005        2004
                                        (Unaudited) (Audited)
                                        ----------- ------------
Assets
 Cash and cash equivalents (*see below)  $   18,223  $   20,206
 Short-term bank deposits (*see below)       68,112      51,411
 Trade receivables, net                      11,101      10,063
 Other receivables                            2,969       3,900
 Inventories                                  1,011       1,220
                                          ----------  ----------
 Total current assets                       101,416      86,800
                                          ----------  ----------

 Severance pay fund                           2,608       2,733
 Long-term securities and bank deposits
  (*see below)                               26,052      38,749
                                          ----------  ----------
 Total long-term assets                      28,660      41,482
                                          ----------  ----------
Property and Equipment
 Cost                                        15,681      14,584
 Less accumulated depreciation               12,646      11,937
                                          ----------  ----------
                                              3,035       2,647
                                          ----------  ----------

Other assets, net                             7,238         953
                                          ----------  ----------

Total assets                                140,349     131,882
                                          ==========  ==========

Liabilities and Equity
 Trade payable                                1,925       1,939
 Other payables and accrued expenses         18,393      19,466
                                          ----------  ----------
 Current liabilities                         20,318      21,405
                                          ----------  ----------

 Accrued severance pay                        3,597       3,701
                                          ----------  ----------

 Total liabilities                           23,915      25,106
                                          ----------  ----------

Shareholders' Equity
 Share capital                                  207         196
 Additional paid in capital                 111,524     107,267
 Accumulated deficit                          4,703        (687)
                                          ----------  ----------
 Total shareholders' equity                 116.434     106,776
                                          ----------  ----------

Total liabilities and shareholders'
 equity                                     140,349     131,882
                                          ==========  ==========

(*)Total cash and liquid investments     $  112,387  $  110,366
                                          ==========  ==========

---------------
Contact:
     Corporate:
     RADVISION
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
     or
     Investor:
     Comm-Partners LLC
     June Filingeri, 203-972-0186
     junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                    (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  July 20, 2005